PRICING SUPPLEMENT DATED AUGUST 16, 2005                     File No. 333-122639
----------------------------------------                          Rule 424(b)(3)
(To Prospectus Supplement and Prospectus dated February 25, 2005)
Pricing Supplement Number: 2470

                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                  Merrill Lynch Extendible Monthly Securities


         The floating rate notes described in this pricing supplement, which we refer to as Merrill Lynch Extendible Monthly Securities (the "Notes"), will be issued as part of the series of Merrill Lynch & Co., Inc.'s (the "Company") Medium-Term Notes, Series C, Due Nine Months or More from Date of Issue. The Notes will mature on the Initial Stated Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the maturity of the Notes be extended beyond the Final Stated Maturity Date.

         During the notice period relating to each election date, you may elect to extend the maturity of all or any portion of the principal amount of your Notes so that the maturity of your Notes will be extended to the date occurring 366 calendar days from and including the 15th day of the next succeeding month following such election date. However, if that 366th calendar day is not a Business Day, the maturity of your Notes will be extended to the immediately preceding Business Day. The election dates will be the 15th calendar day of each month from September 2005 to August 2009 inclusive, whether or not any such day is a Business Day.

         You may elect to extend the maturity of all of your Notes or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the fifth scheduled Business Day prior to the election date and end on the election date; however, if that election date is not a Business Day, the notice period will be extended to the following Business Day. Your notice of election must be delivered to the Trustee for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business, New York City time, on the last Business Day in the notice period relating to the applicable election date. Upon delivery to the Trustee of a notice of election to extend the maturity of the Notes or any portion thereof during any notice period, that election will be revocable during each day of such notice period until 12:00 noon, New York City time, on the last Business Day in the notice period relating to the applicable election date, at which time such notice will become irrevocable.

         If, with respect to any election date, you do not make an election to extend the maturity of all or any portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the Initial Stated Maturity Date, or any later date to which the maturity of your Notes has previously been extended. The principal amount of the Notes for which such election is not exercised will be represented by a note issued on the last Business Day of the applicable notice period. The note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such election date or, if such 366th calendar day is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

         The Notes will bear interest from the Original Issue Date until the principal amount thereof is paid or made available for payment at a rate determined for each Interest Reset Period by reference to the Interest Rate Basis, based on the Index Maturity, plus the Spread applicable for the relevant Interest Reset Date. We describe how floating rates are determined and calculated in the section called "Interest-Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

         The Notes will be issued in registered global form and will remain on deposit with the Depositary for the Notes. Therefore, you must exercise the option to extend the maturity of your Notes through the Depositary. To ensure that the Depositary will receive timely notice of your election to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Trustee prior to the close of business, New York City time, on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the Depositary of your election to extend the maturity of your Notes in accordance with the then applicable operating procedures of the Depositary.

         The Depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the Depositary. If the election date is not a Business Day, notice of your election to extend the maturity date of your Notes must be delivered to the Depositary by its participants no later than 12:00 noon (New York City time) on the first Business Day following the election date.

         The Notes will initially be limited to $3,250,000,000 in aggregate principal amount. We may create and issue additional floating rate notes with the same terms as the Notes so that such additional floating rate notes will be combined with this initial issuance of Notes.

CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.


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



Original Issue Date:                 August 23, 2005

Initial Stated Maturity Date:        September 15, 2006, or if such day is not a Business Day, the immediately preceding Business Day.

Final Stated Maturity Date:          September 15, 2010, or if such day is not a Business Day, the immediately preceding Business Day.

Aggregate Principal Amount:          $3,250,000,000

Interest Calculation:                |X| Regular Floating Rate
                                     |_| Inverse Floating Rate
                                     |_| Floating Rate/Fixed Interest Rate
                                     |_| Fixed Interest Rate

Day Count Convention:                |X| Actual/360
                                     |_| 30/360
                                     |_| Actual/Actual

Interest Rate Basis:                 |X| LIBOR                           |_| Commercial Paper Rate
                                     |_| CMT Rate                        |_| Eleventh District Cost of Funds Rate
                                     |_| Prime Rate                      |_| CD Rate
                                     |_| Federal Funds Rate              |_| Other (See Attached)
                                     |_| Treasury Rate
                                     Designated CMT Page:                Designated LIBOR Page:
                                          CMT Moneyline Telerate Page:     LIBOR Moneyline Telerate Page: 3750
                                                                           LIBOR Reuters Page:

Spread:                              The table below indicates the applicable Spread for the Interest Reset Dates occurring during each of the indicated periods.

                                     For Interest Reset Dates occurring:                  Spread:
                                     -----------------------------------                  -------
                                     From the Original Issue Date
                                     to and including August 2006                         Minus .02%

                                     From and including September 2006 to
                                     and including August 2007                            Plus .01%

                                     From and including September 2007 to
                                     and including August 2008                            Plus .03%

                                     From and including September 2008 to
                                     and including August 2009                            Plus .05%

                                     From and including September 2009 to
                                     and including August 2010                            Plus .05%


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


Spread Multiplier:                   N/A

Index Maturity:                      One Month, except with respect to the Initial Interest Rate.

LIBOR Currency:                      U.S. Dollars

Minimum Interest Rate:               N/A

Interest Payment Period:             Monthly. See also "Interest Payment Dates."

Interest Payment Dates:              The 15th day of each month, commencing September 15, 2005. The final interest payment date for any Notes maturing prior to the Final Stated
                                     Maturity Date will be the relevant maturity date, and interest for the final interest payment period will accrue from and including the interest payment date in the month immediately preceding such relevant maturity date to but excluding the maturity date.

Initial Interest Rate:               The Initial Interest Rate will be a rate based upon a straight line interpolation of two-week LIBOR and one-month LIBOR, to be determined two
                                     London business days prior to the original issue date, minus the applicable spread of .02%.

Initial Interest Reset Date:         September 15, 2005.

Interest Reset Dates:                The 15th day of each month, commencing September 15, 2005.

Interest Reset Periods:              The first interest reset period will be the period from and including
                                     September 15, 2005 to but excluding the immediately succeeding Interest
                                     Reset Date. Thereafter, the interest reset periods will be the periods from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date; provided that the final interest reset period for any Notes maturing prior to the Final Stated Maturity Date will be the period from and including the Interest Reset Date in the month immediately preceding the relevant maturity date of such Notes to the relevant maturity date.

Interest Determination Dates:        Two London Banking Days prior to the Interest Reset Dates.

Election Dates and Notice Periods:   The election date shall be the 15th calendar day of each month from
                                     September 2005 to August 2009 inclusive, whether or not such day is a
                                     Business Day. The notice period for each election date will begin on the fifth scheduled Business Day prior to but not including the election date and end on the election date; however, if that election date is not a
                                     Business Day, the notice period will be extended to the following Business
                                     Day.

Form:                                The Notes are being issued in fully registered book-entry form.

Repayment at the Option
of the Holder:                       The Notes cannot be repaid prior to the relevant maturity date.


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


Redemption at the Option of the
Company:                             The Notes cannot be redeemed prior to the relevant maturity date.

Original Issue Discount:             N/A

Amortization Schedule:               N/A

Calculation Agent:                   Merrill Lynch, Pierce, Fenner & Smith Incorporated

Trustee:                             JPMorgan Chase Bank, N.A.

CUSIP No.:                           590188Y51. New CUSIP numbers will be assigned to Notes maturing prior to the
                                     Final Stated Maturity Date.

Pricing Supplement Dated:            August 16, 2005

Plan of Distribution:                The Notes are being purchased by Merrill Lynch, Pierce, Fenner & Smith
                                     Incorporated ("MLPF&S"), Fifth Third Securities, Inc. and Keybanc Capital
                                     Markets, a division of McDonald Investments Inc. (collectively, the
                                     "Underwriters"), as principal, pursuant to an agreement, dated August 16,
                                     2005 (the "Agreement"), between the Company and the Underwriters, in the respective amounts set forth below at 100% of their aggregate principal amount less an underwriting discount equal to .25% of the principal amount of the Notes. MLPF&S is acting as the Lead Underwriter.

                                                                                               Principal Amount
                                                      Underwriter                                  of the Notes
                                                      -----------                                  ------------
                                     Merrill Lynch, Pierce, Fenner & Smith
                                                      Incorporated                               $3,230,000,000
                                     Fifth Third Securities, Inc.                                   $10,000,000
                                     Keybanc Capital Markets,                                       $10,000,000
                                                  a division of McDonald Investments Inc.        --------------
                                                      Total                                      $3,250,000,000

                                     Pursuant to the Agreement, the obligations of the Underwriters are subject to certain conditions and the Underwriters are committed to pay for all the
                                     Notes, if any are taken.

                                     The Underwriters have advised the Company that they propose initially to offer all or part of the Notes directly to the public at principal amount listed above. After the initial public offering, the principal amount may be changed.

                                     The Company has agreed to indemnify the Underwriters against and to contribute toward certain liabilities, including liability under the
                                     Securities Act of 1933, as amended.


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


United States Federal Taxation:

         The following discussion is based on the opinion of Sidley Austin Brown & Wood LLP, tax counsel to the Company ("Tax Counsel").

         An election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. Tax Counsel has reached this conclusion based, in part, upon the Treasury regulations governing original issue discount on debt instruments (the "OID Regulations").

         Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the "Modification Regulations"), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to a five-year debt instrument containing put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the Spread will periodically increase during the term of the Notes from an initial amount equal to Minus .02% to an amount equal to Plus ..05%, under these rules, as of the Original Issue Date, original holders of the Notes should be deemed to elect to extend the maturity of all of the principal amount of the Notes to the Final Stated Maturity Date in accordance with the procedures described above. Accordingly, under these rules, the Final Stated Maturity Date should be treated as the maturity date of the Notes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the Notes, Tax Counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the "Contingent Payment Regulations").

         Under the treatment described above, the Notes will be treated as having been issued with de minimis original issue discount. Therefore, the Notes will not constitute Discount Notes.

         Prospective investors should note that, in particular because of the absence of authority directly addressing the unique features of the Notes, no assurance can be given that the Internal Revenue Service (the "IRS") will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then you would be required to recognize any gain inherent in the Notes at such time upon the exercise of such election. However, because the Notes bear a variable interest rate that is reset monthly, the Company expects that the amount of any gain recognized with respect to the Notes should not be significant (but the amount of any such gain will depend upon all of the facts and circumstances present at the time of the recognition event). Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, you may be required to accrue original issue discount income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the Notes would generally be treated as ordinary income. However, because the Notes bear a variable interest rate that is reset monthly, the Company expects that (i) the accrual of income at the comparable yield should not significantly alter the timing of income inclusion and (ii) the amount of any gain recognized with respect to the Notes should not be significant (but the amount of any such gain will depend upon all of the facts and circumstances present at the time of the recognition event). The


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


foregoing is a summary of certain of the material U.S. federal income tax considerations applicable to an investment in the Notes and is not to be construed as tax advice for investors. Prospective investors should consult their tax advisor regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the Notes.

         Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section called "United States Federal Income Taxation" in the accompanying Prospectus Supplement.


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